Exhibit 99.1

No. 03/09

IAMGOLD Announces 2008 Gold Production of 997,000 ounces
and Provides Outlook for 2009

Toronto, Ontario, January 29, 2009 – IAMGOLD Corporation (“IAMGOLD”) is pleased to provide an update of 2008 operational performance and provide guidance for 2009 production, costs, development and exploration.

All dollar amounts in this press release are expressed in US dollars, unless otherwise indicated. This press release contains unaudited numbers for the year ended December 31, 2008.

HIGHLIGHTS

2008
▪	Gold production in 2008 reached 997,000 ounces of gold, a 3% increase over 2007 and exceeding original guidance by 8%

▪	Attributable gold production at the Rosebel Mine increased 20% over 2007 to 315,000 ounces

▪
Cash costs[1] for 2008 are expected to be below the most recent guidance range of $480 to $490 per ounce of gold and closer to our original guidance of $455 to $470 per ounce, despite a significant increase in input costs for much of the year

▪	Based on preliminary assessment, IAMGOLD expects to record an impairment charge in the range of $90 to $125 million, on an after-tax basis, related primarily to its Buckreef project in Tanzania

2009
▪	Production for 2009 is forecast to total 880,000 ounces of gold at an average cash cost[1] of $470 to $480 per ounce based on an $800 per ounce gold price and $65 per barrel oil price

▪	Niobium production from the Niobec mine is forecast at 4,400 tonnes with operating margin levels projected in the $17-$19/kg1 range, with firm sales contracts for roughly 75% of 2009 production

▪	Capital expenditures of $216 million (or approximately $435 million including Essakane2) and greenfields exploration expenditures of $34 million are planned for 2009

▪	[2]Acquisition of Orezone Resources Inc. (“Orezone”) and its Essakane project is scheduled for completion by end of February with the Orezone shareholder vote planned for February 18th

Joseph Conway, IAMGOLD’s President and CEO reports, “We had an exceptional year at our operations, with gold production of almost one million ounces, exceeding our initial guidance by about 8%.  We are particularly proud of our success with the many cost reduction measures at our majority-owned operations.”

2008 Preliminary Operating Results

IAMGOLD’s 2008 gold production reached 997,000 ounces which exceeds the revised 2008 guidance of 950,000 ounces by 5% and original guidance by 8%.  IAMGOLD operations performed very well in 2008 with increased throughput being the main contributor to exceeding expectations.  Gold production in the fourth quarter of 2008 was 255,000 ounces.  Average cash costs1 for 2008 were closer to our original January 2008 estimates of $455 to $470 per ounce.  Higher prices for consumables, particularly fuel, were offset by higher production.

On a preliminary, unaudited basis, IAMGOLD expects to record an asset and goodwill impairment charge of $90 to $125 million on an after-tax basis.  The impairment relates primarily to the Buckreef project in Tanzania.

Since the acquisition of Buckreef in mid-2006, IAMGOLD has invested $15 million in exploration and development on the property, completing over 100,000 metres of drilling.  This work has not materially increased the resource base and preliminary metallurgical testwork indicates only low to moderate recoveries could be expected from heap leaching.  As a result, estimated capital costs for mine development are significantly higher than anticipated.   As previously noted, the majority of the $90 to $125 million impairment charge relates to the Buckreef project.

Mine Production – Actual 2008 & 2009 Forecast

	2008 Actual Production (attributable oz gold)	2009 Forecast Production (attributable oz gold)
Suriname - Rosebel	315,000	325,000
Ghana - Tarkwa	119,000	136,000
Ghana - Damang	37,000	40,000
Mali - Sadiola	172,000	132,000
Mali - Yatela	66,000	88,000
Botswana - Mupane	101,000	80,000
Canada - Doyon Division	118,000	79,000
Canada - Sleeping Giant	69,000	0
TOTAL	997,000	880,000

	2008 Actual Production (tonnes Niobium)	2009 Forecast Production (tonnes Niobium)
Canada - Niobec	4,396	4,400

2009 Outlook

In 2009, IAMGOLD expects to produce 880,000 ounces of gold at a cash cost1 of $470 to $480 per ounce. The 2009 production level reflects the completion of mining at Sleeping Giant in Q3 2008, the closure of the Doyon mine by mid-year 2009, and lower grades at Sadiola and Mupane, partly offset by throughput increases at Rosebel and Tarkwa, and a grade increase at Yatela.  Niobium production at Niobec is forecast to be comparable to 2008 levels.

Assumptions used in the 2009 forecasts include $800 per ounce gold, $65 per barrel oil and a Canadian/US dollar exchange rate of 1.15.  As part of IAMGOLD’s focus on controlling costs, pricing for approximately 50% of the fuel required for 2009 at IAMGOLD operations (excluding Tarkwa and Damang) has been capped at an average price of $61.50 per barrel through the use of call options. Currency contracts covering approximately 50% of IAMGOLD’s exposure to the Canadian dollar have been put in place to reduce exposure to fluctuations in the Canadian dollar.

2009 Expenditures & Project Updates

Capital expenditures are expected to total $216 million in 2009 or $435 million including the acquisition of Orezone and its Essakane gold project in Burkina Faso. The major planned capital expenditures by project are as follows:

Development Projects	2009 Forecast Capital Expenditures (millions)	2010 Forecast Capital Expenditures (millions)
Westwood	$81	$86
Quimsacocha	$14	To Be Determined

Pending Acquisition	2009 Forecast Capital Expenditures (millions)	2010 Forecast Capital Expenditures (millions)
Essakane[2]	$219	$131
[2] completion of the acquisition of Essakane is subject to, among other things approval by the shareholders of Orezone

Mining Operations	2009 Forecast Capital Expenditures (millions)
Rosebel	$55
Niobec	$56
Others combined	$10

Pending Acquisition

Essakane Project, Burkina Faso

On December 11, 2008, IAMGOLD announced a transaction with Orezone which, upon completion of a plan of arrangement, will result in the acquisition of the Essakane gold project in Burkina Faso, West Africa.  Completion of the transaction is expected in late February, subject to the approval by Orezone shareholders at a special meeting to be held on February 18 and final court approval.

Orezone commenced construction in September 2008 on the 4 million ounce Essakane gold project that will contribute average gold production of 315,000 ounces per year over a minimum nine-year mine life.  Production is anticipated in Q3 2010, with initial annual production as high as 375,000 ounces due to higher grade, near surface, soft rock zones.   Capital expenditures of $219 million are planned by IAMGOLD for Essakane for 2009 with major components including mill equipment and construction, mining equipment, pre-stripping, and the construction of water management structures.

IAMGOLD is in the process of securing a $220 million project debt facility with a group of lenders familiar with the project.

Development Stage Projects

Westwood Project, Quebec

An updated Preliminary Assessment Study for Westwood was announced January 2009 demonstrating potential for production commencing 2013 at 200,000 ounces per year over the first 13 years, with average cash costs1 of $290 per ounce.  The raise boring, exploration shaft, and ramp that commenced in 2008 will continue in 2009.  Capital expenditures of $81 million for 2009 include: costs to commence shaft sinking with a target of 500 metres for 2009, construction of the headframe, completion of a ventilation shaft, significant lateral development work, and furthering development of the exploration ramp.  The plan includes 41,000 metres of infill drilling to upgrade resources to a higher confidence level. A further 32,000 metres of exploration drilling will test both down dip and along strike on the three major mineralized corridors at Westwood.

Quimsacocha, Ecuador

The recent approval of Ecuador’s new Mining Law by the legislative assembly is another significant step towards the final signing of the Mining Law by President Correa, which is expected shortly.  Companies will also need to sign individual exploitation contracts with the Ministry of Mines and Petroleum (MMP).  This process is expected to be concurrent with the development of mining and environmental regulations in support of the Mining Law.  Upon signing a satisfactory exploitation contract, IAMGOLD will proceed with the remaining studies and a final feasibility study for Quimsacocha is expected to take about 12 months to complete at a cost of $14 million.

Camp Caiman, French Guiana

The new mining framework expected by the end of 2008 has not yet been announced by the French authorities.  This new framework is to focus on responsible mining with further, specific consideration of the bio-diversity of French Guiana. IAMGOLD has had successful discussions with many of the stakeholders and has proposed an alternative, lower-impact Project Harmonie development plan.  Until the framework is announced, IAMGOLD is not able to confirm the likelihood that a new application for a mining permit will be granted. Sufficient funds have been allocated to maintain the property and infrastructure pending a government decision.

Operations

Rosebel Mine, Suriname

At Rosebel, IAMGOLD’s flagship operation, attributable gold production in 2008 of 315,000 ounces represents a 20% increase over 2007.  The increase reflects improvements in throughput, cut-off grade optimization and recovery.  In 2009, attributable production is anticipated at 325,000 ounces, a further 3% increase reflecting the successful increase in throughput at the mine, offset somewhat by lower grades.

Capital expenditures of $55 million are planned for Rosebel in 2009.  Major components include a $14 million near-mine exploration program consisting of 90,000 metres of drilling, $8.2 million to complete the mill expansion in Q1, and $10.4 million for additional mine equipment for expansion and as part of the on-going equipment replacement schedule.  The 90,000-metre near-mine drill program is designed to upgrade additional resources to reserves and pursue targets along the favourable geological horizon that extends a considerable distance along both limbs of the syncline.

The cash cost1 at Rosebel is expected to decline in 2009 due to IAMGOLD’s acquisition in Q4 2008 of an 84.5% equity interest in Euro Ressources SA (“EURO”), which holds a participation royalty in Rosebel.  This acquisition effectively reduces Rosebel’s cash cost1 by about $45 per ounce at current gold prices.  This allows for a lower cut-off grade to be applied to the calculation of reserves, which is expected to increase Rosebel reserves by approximately one year’s production but result in a slightly lower overall grade.

Niobec Mine, Quebec:

The Niobec mine contributes approximately 7.5% of the world’s annual production of niobium, a key component in specialty high strength steels.  Notwithstanding the fall in steel demand, IAMGOLD’s realized price for niobium remained strong in Q4.  Firm sales agreements for approximately 75% of IAMGOLD’s projected 2009 niobium production have been signed and a further 15% has been allocated on an options basis to specific customers, all at prices similar to Q4 2008.  Niobec is a long life, high margin operation that contributes solid cash flow to advance IAMGOLD’s growth strategy.

In 2009, production is expected at approximately the same levels as 2008.  The shaft deepening project that commenced in 2007 will be completed in March 2009 and will provide access to mine three lower levels.

In 2009, capital expenditures at Niobec of $56 million will facilitate significant increases in production, reserves and resources.  Most significantly, $30 million is allocated in 2009 (plus $9 million in 2010) for a mill expansion to be completed in Q3 2010 that will allow a production increase of up to 25%. This project includes a new water pumping station with increased capacity to service the expanded mill.  After positive results from a study in 2008, a $9 million plan ($3 million in 2010) was approved for construction by mid-2010 of a paste backfill plant and underground piping network that will have the effect of doubling the resources and mine life at Niobec.  Other capital projects at Niobec relate to the continued underground development and expansion to reach future stopes in the lower mine areas ($7.2 million). A program of 8,400 metres of exploration drilling over two years is testing for extensions of the orebody, which remains open at depth.

Exploration Activities

IAMGOLD plans greenfields exploration expenditures for 2009 of $34 million, of which $2.5 million is expected to be capitalized.  This compares with approximately $35 million spent in 2008.  IAMGOLD’s exploration is focused in a few key areas, namely West Africa, the Guyana Shield of South America, and in the Andes and Brazil regions of South America.  A portion of the exploration funds is earmarked to take advantage of the opportunities resulting from current market conditions.

Financial Position

IAMGOLD continues to maintain a strong cash position and positive cash flow from operations. In addition, IAMGOLD has held approximately 170,000 ounces of gold bullion. In anticipation of the acquisition of Orezone and the construction of the Essakane mine, a portion of the gold position is being sold and an estimated $220 million project debt facility is to be completed. Funds will be drawn from the facility as required, which is not expected to be until the latter part of 2009.

Joseph Conway, President and CEO comments “We now have a number of quality development stage projects in the pipeline towards production.  Westwood in Quebec will be advanced significantly in 2009 after continued positive results and we anticipate that Quimsacocha will be able to move forward towards feasibility with the recent positive steps on Ecuador’s new Mining Law.  In addition, our pending acquisition of the Essakane project in West Africa provides another large scale project and is expected to be in production by the later half of 2010.”

ABOUT IAMGOLD

IAMGOLD is a leading mid-tier gold mining company producing almost one million ounces from 7 mines on 3 continents.  IAMGOLD is focused on growth with a target to reach 1.8 million ounces gold production by 2012.  IAMGOLD is uniquely positioned, with a strong financial base, together with the management and operations expertise to execute on our aggressive growth objectives.  IAMGOLD is focused in West Africa, the Guiana Shield of South America and in Quebec with a pipeline of development and exploration projects. IAMGOLD continues to assess accretive acquisition opportunities with a strategic fit.  IAMGOLD is listed on the Toronto Stock Exchange (“IMG”), the New York Stock Exchange (“IAG”) and the Botswana Stock Exchange.

1Cash Costs

Cost and operating margin are non-GAAP measures.  Please refer to the Supplemental information attached to the Company’s MD&A filed on sedar for additional details.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Elaine Ellingham
President & CEO	Senior VP, Investor Relations
Tel: 416 360 4712 Toll-free: 1 888 IMG 9999	Tel: 416 360 4743 Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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